CHINA DU KANG CO., LTD.

Fifth A-28,Van Metropolis, #35 Tangyan Road,
Xi’an City, Shanxi Province, the People’s Republic of China, 710065

John Reynolds and James Lopez
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:          China Du Kang Co., Ltd.
Form 10-12g, Amendment 7
Filed March 24, 2011
Forms 10-K for Fiscal Years Ended
December 31, 2009 and December 31, 2010
File No.: 0-53833

Dear Mr. Reynolds and Lopez:

Based upon the Staff’s review of the above-referenced Form 10-12g, Amendment 7 and Forms 10-K of China Du Kang Co., Ltd., a Nevada corporation (the “Company”), the Commission issued a comment letter dated April 29, 2011. The following consists of the Company’s responses to the Staff’s comments in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. Prior to the effectiveness of the Form 10, the Company will amend the above-referenced Form 10 and other Forms 10-K and related Forms 10-Q, as applicable; to conform to the amendments made prior amended Form 10 and any subsequent amendment to the originally filed Registration Statement.

Business, page 3

1.
Comment: We note the royalty payments in the agency and licensing agreements. Please revise to disclose the potential range of royalty payments.

Response: We respectfully note your comment and the Company has revised the disclosure to the Form 10 Amendment #8 and the related amended Forms 10K and 10Q to provide the requested disclosure regarding the potential range of royalty payments as follows:

Item 1.  Business

Distribution methods of the products or services, page 6

“The Royalty payments for agency agreements range from $44,610 to $160,317.”
“The Royalty payments for licensing agreements range from $6,134 to $355,254.”

Risk Factors, page 15

2.
Comment: Please explain the references to Fast More and CCEC in the last risk factor on page 15.

Response: We respectfully note your comment and the Company has revised the disclosure to the Form 10 Amendment #8 and the related amended Forms 10K and 10Q, as applicable, to remove the irrelevant references to Fast More and CCEC.

Certain Relationships and Related Transactions, page 41

CHINA DU KANG CO., LTD.

Fifth A-28,Van Metropolis, #35 Tangyan Road,
Xi’an City, Shanxi Province, the People’s Republic of China, 710065

3.
Comment: We reissue comment five from our February 23, 2011 letter. Please disclose the nature of the affiliation for each company disclosed in this section. In addition, please revise this section to discuss the loans provided to third parties, in addition to the discussion already included of loans from third parties.

Response: We respectfully note your comment and the Company has revised the disclosure in this Section to the Form 10 Amendment #8 and the related amended Forms 10K and 10Q, as applicable, and Note 10 and Note 12 to the financial statements  for  the years ended December 31, 2010 and 2009 to discuss the nature of the affiliation for each company and the loans provided to third parties. Additionally, we have restated our financials to show the related party loans receivable as a deduction from Stockholders’ Equity.

Exhibits

4.
Comment: We partially reissue comment 15 of our February 23, 2011 letter. Please file the license agreement with Shanxi Baishui Xingjijiu Marketing Co., Ltd. Also, we note the major suppliers listed in the notes to the financial statements. Please include disclosure in the business section and file any material agreements with major suppliers as exhibits.

Response: We respectfully note your comment and the Company has revised the disclosure in the Business section to the Form 10 Amendment #8 and the related amended Forms 10K and 10Q, as applicable, to discuss the major suppliers listed in the notes to the financial statements. In addition, we have included the license agreement with Shanxi Baishui Xingjijiu Marketing Co., Ltd as exhibit 10.47. There aren’t any material agreements with major suppliers.

5.
Comment: We reissue our previous comment 16 from our February 23, 2011 letter. Please file exhibits 10.45, 1 0.46, and 10.46.1 in their entirety. In addition, we note that the exhibits index lists two exhibits as Exhibit 10.45 that were to be filed with this Form 10. Only one of these agreements was filed as an exhibit. Please file the other exhibit. Lastly, exhibits 10.47, 10.49, 10.50, and 10.51 have not been filed with this Form 10, as indicated in the exhibits index.

Response: We respectfully note your comment. As indicated in the exhibits index in the Form 10 Amended #7 filed on March 24, 2011, Exhibit 10.51, 10.50, 10.48, and one of 10.45 are actually referring to the same file. Therefore, we will delete exhibit index 10.51, 10.50, and one of 10.45, and then remain Exhibit 10.48 refers to “Licensing Agreement Henan Zhecheng (Complementary) Agreements”.  Also, Exhibit 10.49 and one of Exhibit 10.45 are referring to the same file.  Therefore, we will delete Exhibit 10.49, and remain Exhibit 10.45 refers to “Licensing Agreement Henan Zhecheng (Trademark) Agreement”. In addition, we will delete Exhibit 10.46.1, as it is actually a repetition of “Licensing Agreement Henan Zhecheng (Trademark) Agreement” and “Licensing Agreement Henan Zhecheng (Complementary) Agreements”. Finally, we will file Exhibit 10.46 in its entirety in Form 10 Amendment #8.

Form 10-K for Fiscal Year Ended December 31, 2009

6.
Comment: We reissue comment 17 of our letter dated February 23, 2011. Please amend your Form 10-K to comply with the comments issued above and in our prior letter on Form 10, as applicable.

Response: We respectfully note your comment. Prior to the effectiveness of the Registration Statement Form 10, the Company will amend its Forms 10-K and Forms 10-Q, as applicable, to conform to the amendments made in referenced in this letter and any subsequent amendment to the originally filed Registration Statement.

CHINA DU KANG CO., LTD.

Fifth A-28,Van Metropolis, #35 Tangyan Road,
Xi’an City, Shanxi Province, the People’s Republic of China, 710065

7.
Comment: We reissue comment 18 of our February 23, 2011 letter. Please include the signature of your controller or principal accounting officer. Please refer to Instruction D(2)(b) to the Form 10-K.

Response: We respectfully note your comment and the Company has included the signature of the Company’s principal accounting officer with the report.

Form 10Q

8.
Comment: We reissue comment 19 of our letter dated February 23, 2011. Please amend your Forms 10-Q to comply with the comments issued on the Form 10 both in this letter and in the prior comment letters, as applicable.

Response: We respectfully note your comment. Prior to the effectiveness of the Registration Statement Form 10, the Company will amend its Forms 10-K and Forms 10-Q, as applicable, to conform to the amendments made in referenced in this letter and any subsequent amendment to the originally filed Registration Statement.

Form 10-K for Fiscal Year Ended December 31, 2010

Liquidity and Capital Resources, page 35

9.
Comment: Please revise the format of the table on page 35 in order for the information in the table to be easily understandable. Currently some columns and rows appear misaligned.

Response: We respectfully note your comment and the Company has corrected the table in this Section.

Item 9A(T). Controls and Procedures, page 38

Management’s Annual Report on Internal Control Over Financial Reporting, page 38

10.
Comment: It does not appear that your Form 10-K includes a report of management's assessment of internal control over financial reporting as of December 31, 2010 and related disclosures. Please amend your Form 10-K to provide the disclosures required by Item 308T(a) of Regulation S-K. Tell us how you considered management's lack of experience with U.S. GAAP in your reporting of material weaknesses.

Response: We respectfully note your comment and the Company has revised disclosure in this Section to the Forms 10K and 10Q, as applicable, to provide the disclosures required by Item 308T(a) of Regulation S-K and provided the considerations that determined that management's lack of experience with U.S. GAAP in your reporting of material weaknesses.

CHINA DU KANG CO., LTD.

Fifth A-28,Van Metropolis, #35 Tangyan Road,
Xi’an City, Shanxi Province, the People’s Republic of China, 710065

11.
Comment: We note that you evaluated disclosure controls and procedures (DC&P) as of December 31, 2009. Please provide your conclusions on the effectiveness of DC&P as of December 31, 2010. In addition, if you elect to define DC&P, provide definitions consistent with that in Exchange Act Rule 13a-15(e). Last, in performing your assessment of DC&P, consider the failure to perform or complete the report on internal control over financial reporting in determining the effectiveness of your DC&P as of December 31, 2010, pursuant to Item 307of Regulation S-K.

Response: We respectfully note your comment and the Company has revised the disclosure in this Section to the Forms 10K and 10Q, as applicable, to provide the disclosures on the effectiveness of DC&P as of December 31, 2010, and the report on internal control over financial reporting in determining the effectiveness of the Company’s DC&P as of December 31, 2010, pursuant to Item 307of Regulation S-K.

Signatures

12.
Please amend to include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D(2) to Form 10-K.

Response: We respectfully note your comment and the Company has included the signature of the Company’s principal accounting officer with the amended report.

Exhibits 31 and 32

13.
Please file the Rule l3a-14(a)/15d-14(a) and Section 1350 certifications within Exhibits 31and 32, respectively, pursuant to Item 601(b)(31) and (32) of Regulation S-K.

Response: We respectfully note your comment and the Company has included Rule l3a-14(a)/15d-14(a) and Section 1350 certifications within Exhibits 31and 32 with the amended report.

General

14.
 Please amend your Form 10-K to comply with the comments issued on the Form 10, as applicable.

Response: We respectfully note your comment. Prior to the effectiveness of the Registration Statement Form 10, the Company will amend its Forms 10-K and Forms 10-Q, as applicable, to conform to the amendments made in referenced in this letter and any subsequent amendment to the originally filed Registration Statement.

Please do not hesitate to contact us with any questions.

Sincerely,

China Du Kang Co., Ltd.

/s/ Yongsheng Wang,

Yongsheng Wang, CEO